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                          March 3, 2023

       Todd Magazine
       Chief Executive Officer
       Airsculpt Technologies, Inc.
       1111 Lincoln Road, Suite 802
       Miami Beach, FL 33139

                                                        Re: Airsculpt
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 27,
2023
                                                            File No. 333-270069

       Dear Todd Magazine:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Richard Bass